Altimmune, Inc.

910 Clopper Road, Suite 201S

Gaithersburg, Maryland 20878

March 11, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altimmune, Inc.: Registration Statement on Form S-3, filed February 27, 2025 (File No. 333- 285355)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Altimmune, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 13, 2025, at 5:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP (“Goodwin”), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin, by calling Justin Anslow at (212) 459-7126. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin, Attention: Justin Anslow, by email at JAnslow@goodwinlaw.com.

If you have any questions regarding this request, please contact Justin Anslow of Goodwin at (212) 459-7126.

Sincerely,
Altimmune, Inc.
/s/ Gregory Weaver

Gregory Weaver
Chief Financial Officer
cc:	Vipin K. Garg, Altimmune, Inc.
Joseph Theis, Esq., Goodwin Procter LLP
Justin Anslow, Esq., Goodwin Procter LLP